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Resident Hong Kong Partners
Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	William F. Barron* Bonnie Chan* Karen Chan † Yang Chu † James C. Lin*	Gerhard Radtke* Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham †

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

November 21, 2019

Re:	Genetron Holdings Limited (CIK No. 0001782594)

Responses to the Staff’s Comments on the Amendment No. 1 to Draft Registration Statement on Form F-1 Confidentially Submitted on October 11, 2019

Confidential

Mr. Ruairi Regan

Ms. Brigitte Lippmann

Division of Corporation Finance

CF Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Genetron Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated October 22, 2019 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on October 11, 2019 (the “Revised Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. On behalf of the Company, we wish to thank you and other members of the Commission for your prompt response to the Company’s request for comments.

2	November 21, 2019

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the Revised Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comment by revising the Revised Draft Registration Statement to address the comment. The Staff’s comment is repeated below in bold, followed by the Company’s response to the comment as well as a summary of the responsive actions taken. We have included the page number to refer to the location in the Registration Statement where the language addressing the comment appears.

In addition to revising the disclosure in response to the Staff’s comment, the Company has also included the financial results for the nine months ended September 30, 2019 and other information and data in the Registration Statement to reflect recent developments.

Subject to the market conditions and the Staff’s comments, the Company plans to request that the Staff declare the effectiveness of the Registration Statement in early December 2019. The Company would greatly appreciate the Staff’s continued assistance and support in meeting the timetable.

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Principal and Selling Shareholders, page 162

1.

We note your response to prior comment 5. Please identify the natural persons who exercise voting and/or dispositive control for each of the shareholders in footnotes 8 and 11. For example, identify the partners who control Tianjin Genetron Jun’an and the persons who control Genetron United Holdings Limited.

In response to the Staff’s comment, the Company has revised the disclosures on page 178 of the Registration Statement to further elaborate footnote 8 of the Registration Statement with respect to Tianjin Genetron Jun’an.

The Company respectfully advises the Staff that after its series D round of financing, Genetron United Holding Limited has ceased to be a principal shareholder of the Company and footnote 11 of the Revised Draft Registration Statement with respect to Genetron United Holding Limited has been deleted accordingly.

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3	November 21, 2019

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or Xuelin (Steve) Wang at +852-2533-1092 (xuelin.wang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,
/s/ Li He Li He

cc:	Mr. Sizhen Wang, Chief Executive Officer

Mr. Evan Ce Xu, Chief Financial Officer

Genetron Holdings Limited

Mr. Fang Liu, Esq.

Clifford Chance US LLP

PricewaterhouseCoopers Zhong Tian LLP